Exhibit 99.1

LAKE SHORE GOLD ANNOUNCES FILING OF ANNUAL INFORMATION FORM AND FORM 40-F

TORONTO, ONTARIO-- (Marketwired – March 31, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that the Company has filed its Annual Information Form with Canadian securities regulators on SEDAR, and filed its Annual Report on Form 40-F with the United States Securities Exchange Commission on EDGAR.

Copies of these documents are available through the Company's website at www.lsgold.com. Hard copies may be requested, free of charge, by calling 416-703-6298 or via email using the Contact Us form on the Company's website.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com